UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   February 2011         File No.  001-33491

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒   FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.
(Registrant)

Dated: February 3, 2011	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are hereby incorporated by reference as exhibits to the Registrant’s Registration Statement on Form F-3 (333-162677).

Exhibit No.	Description
1.1	Placement Agency Agreement Between the Company and Sutter Securities Incorporated

4.1	Form of Common Share Purchase Warrant

4.2	Form of Stock Purchase Agreement

5.1	Opinion of Farris, Vaughan, Wills & Murphy LLP